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03050084

April 10, 2003



BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

SUPPL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release, dated April 9, 2003, announcing Air France's traffic results for the month of March.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/248981.2

82-5050

Information


AIR FRANCE

Traffic

Roissy, 9 April 2003

MARCH 2003 TRAFFIC

- **Passenger operations: 1.9% drop in traffic for a 4.7% increase in capacity and a load factor down 5.1 points to 75.4%**
- **Substantial increase in cargo traffic: up 5.7%**



Passenger Operations

The outbreak of war in Iraq has speeded up the deterioration of operations over the last two weeks in March which had already been observed since the beginning of the month both in terms of traffic and unit revenue.

For the entire month of March, traffic dropped by 1.9% for a 4.7% increase in capacity. The load factor stood at 75.4% (down 5.1 points).

Over the 4th quarter, traffic rose by 1.6% for a 4.3% increase in capacity. The load factor stood at 74.5%, down 2 points.
Over the 2002-03 financial year, traffic increased by 2.9%, in line with capacity (up 2.7%). The load factor was unchanged at 76.2% (up 0.2 points).

During March, the increasing international tensions and finally the outbreak of war affected the different sectors to varying degrees:

- The domestic network continued to improve, with a 4.1% rise in traffic and a 0.9 point increase in the load factor to 66.4%.

- The Caribbean/Indian Ocean network continued to post strong growth, with a 17.7% rise in traffic and a 1.1 point increase in the load factor to 88.5%.

- The sector hardest hit by the international context was naturally the Middle-East, with a 27.5% drop in traffic for a 5.9% decrease in capacity. The load factor dropped 18.4 points to 61.9%.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -
Web site: www.airfrance-finance.com

- The North American network was also affected, with traffic progressing by only 1.3% for a 13.3% increase in capacity. The load factor stood at 78.2% (down 9.3 points).

- The slowdown in operations on the European network, already suffering from the weak economic environment, worsened over the month. Traffic fell by 14.4% for a 1% increase in capacity. The load factor dropped 10.7 points to 59.2%.

- Operations on the Asian network slumped due to both the political and economic situation and the outbreak of Severe Acute Respiratory Syndrome. Traffic dropped by 9.3% for a slight rise in capacity (up 1.4%). The load factor dropped 9.2 points to 78.2%.

- Due to the local situation, the African network posted growth in traffic of 15.9% for a 10% decrease in capacity. The load factor stood at 72.6% (down 5.1 points).

- On Latin American routes, the load factor remained high at 80% and stable (down 0.2 points), with the drop in traffic in line with that of capacity (down 5.6% and 5.4% respectively).



Cargo Operations

To date, cargo operations have hardly been affected by the international situation. In March, there was a sharp upturn of 5.7% in cargo traffic for a 1.5% increase in capacity. The load factor gained 2.8 points, reaching 72%.

Over the 2002-03 financial year, traffic rose by 6.4% for a 5.3% increase in capacity. The load factor stood at 65.3% (up 0.6 points). This will have been a very good year for cargo operations.



Overview of contingency measures

Air France has introduced a series of adjustment measures as part of its contingency plan, both in terms of capacity adjustment and cost and investment reduction.
These various measures are based on the assumption that normal conditions will be progressively resumed once the hostilities are over, as was the case following the Gulf War in 1991 and the events of September 2001.

In terms of capacity, Air France has decided to reduce capacity by 7% in April compared with the initial flight schedule. This adjustment applies selectively depending on the situation on each network:

- On the long-haul network, capacity has been reduced by around 7% through:
  - a 14% cut in capacity on North American, Asian and Middle-East routes,
  - switching some of this capacity to the African and Caribbean/Indian Ocean networks (up 4.6%)
  - cutting capacity by more than 2 % on routes to Latin America.
- In Europe, capacity has been reduced by 10%.
- On the domestic network, capacity has been left unchanged.

In terms of investment, the postponed entry in the fleet of seven medium-haul aircraft, planned for the coming fiscal year, and the cut in ground investments should limit capital expenditure to less than one billion euros in 2003-04.

In terms of operating expenses, Air France has relaunched its stringent cost-cutting procedure, implemented immediately after the September 2001 events. Savings will be made from the precautionary freeze on new hirings and from the reduction of current expenditure in addition to those on variable costs due to the reduction in capacity.



Key dates

- **13 May 2003**: publication of FY 2002-03 results after the closing of the Paris stock exchange.

- **14 May 2003**: analyst presentation at 4.00 pm (London time) at "The Great Eastern Hotel", Liverpool Street, London.
  The presentation will be simultaneously forecast through an audio-web conference at 4 pm (London time):
  - to connect, dial 00 44 207 162 0125 (password: Air France).
  - to visualize the presentation, type in the following Internet address: http://www.momentys.com/airfrance/FY/default.htm (password: AFRFY)

STATISTICS

Passenger Operations

March 2003 / March 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**8,179**	**+5.9%**	**6,568**	**-0.3%**	**80.3%**	**-5.0**
Americas	*2,997*	*+7.8%*	*2,357*	*-0.7%*	*78.7%*	*-6.7*
Asia	*1,788*	*+1.4%*	*1,399*	*-9.3%*	*78.2%*	*-9.2*
Africa-Middle East	*1,102*	*-9.2%*	*776*	*-18.3%*	*70.4%*	*-7.9*
Caribbean-Indian Ocean	*2,326*	*+16.2%*	*2,058*	*+17.7%*	*88.5%*	*+1.1*
Group Europe	**1,793**	**+1.0%**	**1,062**	**-14.4%**	**59.2%**	**-10.7**
Air France	*1,572*	*-0.7%*	*934*	*-16.7%*	*59.4%*	*-11.4*
Regional subsidiaries	*221*	*+15.7%*	*128*	*+7.5%*	*57.6%*	*-4.4*
Group domestic	**1,279**	**+2.7%**	**849**	**+4.1%**	**66.4%**	**+0.9**
Air France	*1,078*	*+1.7%*	*740*	*+3.2%*	*68.6%*	*+1.0*
Regional subsidiaries	*200*	*+8.2%*	*109*	*+11.1%*	*54.5%*	*+1.4*
Total Group	**11,252**	**+4.7%**	**8,479**	**-1.9%**	**75.4%**	**-5.1**
Total Air France	*10,830*	*+4.5%*	*8,242*	*-2.2%*	*76.1%*	*-5.2*
Total regional subsidiaries	*422*	*+12.0%*	*237*	*+9.1%*	*56.2%*	*-1.5*

4th quarter to 31 March 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**23,436**	**+6.0%**	**18,673**	**+3.5%**	**79.7%**	**-1.9**
Americas	*8,484*	*+8.6%*	*6,561*	*+5.3%*	*77.3%*	*-2.4*
Asia	*5,213*	*+2.3%*	*4,137*	*-4.4%*	*79.4%*	*-5.6*
Africa-Middle East	*3,308*	*-2.8%*	*2,382*	*-8.8%*	*72.0%*	*-4.7*
Caribbean-Indian Ocean	*6,525*	*+10.8%*	*5,659*	*+14.5%*	*86.7%*	*+2.9*
Group Europe	**5,074**	**+0.2%**	**2, 930**	**-9.5%**	**57.7%**	**-6.2**
Air France	*4,459*	*-1.3%*	*2,594*	*-11.4%*	*+58.2%*	*-6.6*
Regional subsidiaries	*615*	*+13.2%*	*336*	*+8.2%*	*54.6%*	*-2.5*
Group domestic	**3,560**	**-1.0%**	**2,304**	**+2.0%**	**64.7%**	**+1.9**
Air France	*2,994*	*-2.2%*	*2,005*	*+1.1%*	*67.0%*	*+2.2*
Regional subsidiaries	*566*	*+5.9%*	*298*	*+9.1%*	*52.7%*	*+1.5*
Total Group	**32,070**	**+4.3%**	**23,906**	**+1.6%**	**74.5%**	**-2.0**
Total Air France	*30,889*	*+4.1%*	*23,272*	*+1.4%*	*75.3%*	*-2.0*
Total regional subsidiaries	*1,181*	*+9.6%*	*634*	*+8.6%*	*53.7%*	*-0.5*

Full year to 31 March 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**95,483**	**+4.0%**	**76,721**	**+4.4%**	**80.4%**	**+0.4**
Americas	*37,727*	*-0.9%*	*30,266*	*+1.5%*	*80.2%*	*+1.9*
Asia	*21,395*	*+4.5%*	*17,455*	*+5.6%*	*81.6%*	*+0.8*
Africa-Middle East	*13,912*	*+23.7%*	*10,278*	*+18.0%*	*73.9%*	*-3.6*
Caribbean-Indian Ocean	*22,848*	*+1.6%*	*19,007*	*+1.5%*	*83.2%*	*-0.1*
Group Europe	**20,929**	**+1.1%**	**13,519**	**-0.3%**	**64.6%**	**-0.9**
Air France	*18,445*	*-1.1%*	*12,013*	*-3.0%*	*65.1%*	*-1.3*
Regional subsidiaries	*2,484*	*+21.0%*	*1,171*	*+28.5%*	*60.6%*	*+3.5*
Group domestic	**14,835**	**-2.9%**	**9,720**	**-4.2%**	**65.5%**	**-0.9**
Air France	*12,605*	*-4.8%*	*8,4416*	*-6.5%*	*66.8%*	*-1.2*
Regional subsidiaries	*2,230*	*+9.7%*	*1,304*	*+14.0%*	*58.5%*	*+2.2*
Total Group	**131,247**	**+2.7%**	**99,960**	**+2.9%**	**76.2%**	**+0.2**
Total Air France	*126,533*	*+2.3%*	*97,151*	*+2.4%*	*76.8%*	*+0.1*
Total regional subsidiaries	*4,714*	*+15.4%*	*2,809*	*+21.4%*	*59.6%*	*+2.9*

Cargo Operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	change
March 2003 / March 2002	714	+1.5%	514	+5.7%	72.0%	+2.8
4th quarter to 31 March 2003	1,921	+1.9%	1,282	+4.1%	66.8%	+1.5
Full year to 31 March 2003	8,339	+5.3%	5,445	+6.4%	65.3%	+0.6